Exhibit 99.2

MAGSILVER CORP. (An exploration and predevelopment stage company) Management Discussion & Analysis For the three months ended March 31, 2011 Dated: June 14, 2011

    A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 West Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX:MAG NYSE-A:MVG www.magsilver.com info@magsilver.com

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three months ended March 31, 2011

OVERVIEW

MAG Silver Corp. (“MAG” or the “Company”) is a mineral exploration and predevelopment company focused on the acquisition, exploration and development of district scale projects located within the Mexican silver belt.  The Company is based in Vancouver, British Columbia, Canada, and its common shares trade on the Toronto Stock Exchange under the symbol MAG and on the NYSE Amex under the symbol MVG.  The Company is a “reporting issuer” in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador and is a “reporting foreign issuer” in the USA.

The following management discussion and analysis (“MD&A”) of MAG focuses on the financial condition and results of operations of the Company for the three months ended March 31, 2011 and 2010.  It is prepared as of June 13, 2011 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three months ended March 31, 2011 and the audited consolidated financial statements of the Company for the year ended December 31, 2010, together with the notes thereto.  All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise.

The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future.  Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s common shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s common shares are encouraged to consult their own tax advisers.

Except for historical information contained in this MD&A, the disclosures contained herein are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action.  These may include estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe future plans, objectives or goals.  There is significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as discussed under “Risks and Uncertainties” in this MD&A and other risk factors and forward-looking statements listed in the Company’s most recently filed AIF.  More information about the Company including its AIF and recent financial reports are available on SEDAR at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including reserve estimates was based upon information prepared by or under the supervision of Dr. Peter Megaw, Ph.D., C.P.G., a certified professional geologist who is a “Qualified Person” for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“National Instrument 43-101”) and or prepared by or under the supervision of Dan MacInnis P. Geo., a certified professional geologist who is a “Qualified Person” for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“National Instrument 43-101”).

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

This MD&A uses the terms "Inferred Resources" and “Indicated Resources”. MAG advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101), the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms. Investors are cautioned that "inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.  Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three months ended March 31, 2011

FINANCIAL PERFORMANCE

At March 31, 2011, the Company had working capital of $37,688,517 (compared to $24,218,741 at March 31, 2010), including cash on hand of $35,456,632 (compared to $24,251,678 at March 31, 2010). The Company’s reserves of cash originate from financings.  The increase in cash over the prior period is a result of a completed bought deal financing that closed in the prior year on May 18, 2010 for net proceeds of $33,148,722.

The Company’s net loss for the three months ended March 31, 2011 amounted to $1,427,461 (2010: $2,160,888).  The decrease in the net loss compared to the prior period is primarily due to the decreased share based payment expense in the current period. During the quarter ended March 31, 2011, the Company granted nil stock options, (March 31, 2010 – 390,000), but still recorded $493,796 (March 31, 2010 - $1,159,401) of share based payment expense relating to stock options previously granted, but vesting to employees and consultants in the period ended March 31, 2011.  The fair value of all share-based payment compensation is estimated using the Black-Scholes-Merton option valuation model.

Accounting and audit fees for the quarter ended March 31, 2011 of $144,019 (2010: $109,623), increased as the Company incurred a spillover of advisory costs on tax and strategic planning related to an internal restructuring of its Mexican property holdings completed in 2010.  Legal fees incurred during the period ended March 31, 2011 of $249,183 (2010: 168,990) continued to be higher than usual as a result of the ongoing costs related to the arbitration proceedings against Fresnillo plc (“Fresnillo”) with the ICC in Paris (see “Fresnillo Arbitration” below).  Management and consulting fees of $372,847 (2010: $249,780) increased over prior period as the Company has strengthened its management team with a full time Chief Financial Officer, and with a Vice President of Operations.

Other expenses incurred during the quarter ended March 31, 2011 including amortization of $13,726 (2010: $12,877), filing and transfer agent fees of $137,367 (2010: $95,257), general office and property investigation costs of $177,739 (2010: $134,853), shareholder relations of $56,902 (2010: $134,716), and travel costs of $59,281 (2010: $103,264) were all comparable with the prior year’s expense.

There was a foreign exchange gain for the period ended March 31, 2011 of $51,574 (2010: loss of $16,514), impacted by fluctuations in the Mexican Peso relative to the United States dollar (“$US”) and by fluctuations in the $US relative to the Canadian Dollar.  There were no property impairments or write-offs during the current period (2010: Nil).

Interest income earned for the period ended March 31, 2010 increased to $105,825 (2010: $24,387), reflecting higher cash balances on hand during the current period. Interest earned correlates directly to the amount of cash on hand during the period and the prevailing interest rates. Currently, the Company is earning 1.15% on its daily cash balances.  During the period ended March 31, 2011, the Company also recognized an unrealized gain of $120,000 (2010: nil) on marketable securities (Canasil Resources Inc. warrants) held and designated as held for trading instruments.

During quarter ended March 31, 2011 the Company also recognized an unrealized gain of $238,144 (2010: loss of $321) in other comprehensive loss (“OCI”) on marketable securities held and designated as available-for-sale instruments. The currency translation adjustment of $(1,677,447) in OCI (2010: $(1,832,010)) results from the translation to Canadian dollars of the Company’s three Mexican subsidiaries and the Company’s investment in an associate, all which have a $US functional currency.  The Company’s net investment in these foreign operations is subject to currency risk with respect to the $US/Canadian dollar exchange rate (see Note 10 (c) in the notes the unaudited condensed consolidated financial statements as at March 31, 2011).

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three months ended March 31, 2011

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters:

Quarter Ending	Revenue(1)	Net Loss(2)	Net Loss per share
March 31, 2011	$105,825	$(1,427,461)	$(0.03)
December 31, 2010	$130,869	$(4,868,283)	$(0.09)
September 30, 2010	$120,698	$(4,169,838)	$(0.08)
June 30, 2010	$46,449	$(1,393,973)	$(0.03)
March 31, 2010	$24,387	$(2,160,888)	$(0.04)
December 31, 2009 *	$42,227	$(2,659,433)	$(0.05)
September 30, 2009 *	$66,949	$(1,284,316)	$(0.03)
June 30, 2009 *	$53,239	$(4,384,704)	$(0.09)
* Amounts as reported under Canadian GAAP

Notes:
(1)
The Company’s primary source of revenue during the quarters listed above was interest earned on bank cash balances.  The amount of interest revenue earned correlates directly to the amount of cash on hand during the period referenced and prevailing interest rates.

(2)
Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses or property write-offs.  When adjusted for these non-cash charges, the results for the quarters listed above show a more consistent trend, with a general growth in expenses over time that is consistent with the Company’s increased exploration and corporate activities over the periods as described above at “Financial Performance”.

RESULTS OF OPERATIONS

During the three months ended March 31, 2011, the Company’s joint venture expenditures amounted to $155,887 (2010: $484,706) on the Juanicipio property, where drilling is conducted by the project operator Fresnillo, and the Company’s share of costs is funded through its 44% interest in Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”) (see below).  During the quarter ended March 31, 2011, the Company’s exploration activity was focused on its 100% owned Cinco de Mayo property, where $1,801,643 (2010: $2,475,086) in exploration and evaluation costs were incurred in the quarter and 8,175 metres (2010: 15,645) were drilled.

The following discussion is a summary of, and an update to, disclosure in documentation filed with regulatory agencies and available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

Juanicipio Property

The Company owns 44% of Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), a Mexican incorporated joint venture company, which owns and operates the Juanicipio property located in the Fresnillo District, Zacatecas State, Mexico.  Fresnillo holds the remaining 56% interest in the joint venture and is the project operator.  The Juanicipio property hosts at this time two significantly identified high grade silver (gold/lead and zinc) veins: the Valdecañas Vein and the Juanicipio Vein.

Exploration of the Juanicipio Property is designed by the Minera Juanicipio Technical Committee, approved by the Minera Juanicipio Board of Directors and executed by the project operator Fresnillo.  The Company’s share of costs is funded primarily through its 44% interest in Minera Juanicipio, and to a lesser extent directly to cover expenses related to the Company’s direct oversight of the field and drilling programs executed on the property. For the three months ended March 31, 2011, the Company’s joint venture expenditures amounted to $155,887 (March 31, 2010 - $484,706) comprising $127,987 (March 31, 2010 - $446,756) as its 44% share of cash advances, and a further $27,900 (March 31, 2010 - $37,950) expended directly by the Company on project oversight.  Cumulatively to March 31, 2011, the Company has spent on its own account or advanced Minera Juanicipio a total of $12,137,780 (2010: 10,013,875) for its 44% of acquisition and exploration costs.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three months ended March 31, 2011

In the three months ended March 31, 2011, Minera Juanicipio had completed 3,922 metres of drilling on the property, and an additional 1,889 metres in April, totaling 5,811 metres representing approximately 24% of the drilling budget proposed for the year.   Drilling in the three months ended March 31, 2011 was primarily directed to the Valdecañas Vein where 5 holes (totaling 4,500 metres) were approved in continuation of the program started in early 2010 to systematically convert Inferred Resources to Indicated Resource status. Work was also designed to explore along the Juanicipio Vein for a potential bonanza zone and the drilling in “other” areas continued the search for other as yet undiscovered veins elsewhere on the Juanicipio property.

The Company is in receipt of assay results to the end of April 2011, from drilling on the Valdecañas Vein, as provided by the operator Fresnillo.  Results for three infill holes designed to convert Inferred Resources to Indicated Resources are as follows:

Hole MI intercepted 7.19 metres (true width) with 1.07 grams per ton (“g/t”) gold, 434 g/t silver, 5.09% combined lead and zinc.  Hole RE drilled on the East end of the vein returned a very high grade intercept of 10.44 metres (true width) grading  3.77 g/t gold, 1,258  g/t silver, 14.83% combined lead and zinc.  Lastly, hole JO9 intersected the Valdecañas Vein at a true width of 5.13 metres with 1.28 g/t gold, 502 g/t silver 3.54 % combined lead and zinc.  Hole JO9 also intersected the footwall vein and reports 1.20 metres (true width) of 2.77 g/t gold, 269 g/t silver, 0.01% combined lead and zinc.  Results of drilling on the Juanicipio Vein are pending.

In July of 2010, Minera Juanicipio engaged AMC Mining Consultants (Canada) Ltd (“AMC”) to undertake a ‘prefeasibility study’ for the development of a ‘standalone’ underground silver mine on the Valdecañas Vein.  The prefeasibility study was commissioned as one of the studies necessary to evaluate the manner in which the Juanicipio Property might be developed.  In order to better serve the objectives of the Juanicipio joint venture, AMC has been mandated by the Technical Committee of Minera Juanicipio to include both Inferred and Indicated Resources in this independent “standalone” mine development study.  As a result, the study will not satisfy the requirements of a "pre-feasibility study" under Canadian National Instrument 43-101 compliant (which requires the use of only Indicated Resources).  In order to comply with applicable Canadian regulatory requirements, the Company intends to have the study issued as an updated preliminary economic assessment titled a “Scoping Study Update, 2011.” The Technical Committee is currently in discussions to arrive at a series of mutually acceptable inputs and trade off studies with the aim of completing this study as expeditiously as possible.

In the meantime, 7 drills continue in operation on the property.

Although progress continues on the Juanicipio property, the Company continues to advise Fresnillo that it supports a faster track development program for the Valdecañas Vein in accordance with industry’s best practices in order to ensure the best financial results for the property.

Cinco de Mayo Property

The Cinco de Mayo Project is a 15,000 hectare district scale project owned 100% by the Company.  Cinco de Mayo is located approximately 190 kilometres north of the city of Chihuahua, in northern Chihuahua State, Mexico, and is the most advanced of MAG’s four Carbonate Replacement Deposit (“CRD”) style targets. The project consists of two major parts: The Pozo Seco molybdenum-gold resource area and the surrounding Cinco de Mayo exploration area.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three months ended March 31, 2011

To date the Company has outlined high grade silver/lead/zinc mineralization along approximately 1,200 metres of strike length of the Jose Manto and high grade molybdenum/gold along approximately 2,500 metres of the Pozo Seco zone.

Drilling at Cinco de Mayo during the quarter ended March 31, 2011, totaled approximately 8,175 metres in 15 holes. To May 31, 2011 the drilling totaled 13,714 metres in 27 holes.

PozoSeco Molybdenum-Gold Zone – Mineral Resource Estimate

In late 2009 the Company announced the discovery of a new zone of high grade molybdenum and gold mineralization named “PozoSeco” in the western part of the Cinco de Mayo project area. In 2010, Pozo Seco quickly developed to a substantial size and grade.  Contiguous holes outlined a tabular body approximately 2,500 metres long, averaging 250 to 300 metres wide and 50 to 75 metres thick. Successful in-fill drilling defined the body on roughly 100 metre centres so that a resource calculation could be undertaken. This was initiated in June 2010, and on August 4, 2010 SWRPA delivered a Mineral Resource estimate for the Pozo Seco deposit based on drill results available to July 12, 2010.  At a cut-off grade of 0.022% molybdenum, the Indicated Mineral Resources are estimated at 29.1 million tonnes, grading 0.147% molybdenum and 0.25 g/t gold, containing 94.0 million pounds molybdenum and 230,000 ounces gold.  The Inferred Mineral Resources are estimated at 23.4 million tonnes grading 0.103% molybdenum and 0.17 g/t gold, containing 53.2 million pounds molybdenum and 129,000 ounces gold.

The mineral resources for the Pozo Seco Deposit disclosed in this MD&A have been estimated by Mr. David Ross, P.Geo., an employee of Scott Wilson RPA and independent of MAG.  By virtue of his education and relevant experience Mr. Ross is a "Qualified Person" for the purpose of National Instrument 43-101.  The mineral resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves, (December 2005). Mr. Ross, P.Geo. has read and approved the contents of this MD&A as it pertains to the disclosed mineral resource estimate.

Molybdenum in the Pozo Seco deposit occurs primarily in the form of powellite (CaMoO4), a molybdenum oxide mineral believed to be primary. Minor amounts of molybdenite (MoS2) are also present. Gold is native and ranges from very fine-grained to visible.

Metallurgical testing to assess the recoverability of both molybdenum and gold in the Pozo Seco deposit is ongoing with gravitational separation, leaching and flotation techniques being tested.  Test work to date indicates that the gold at Pozo Seco is free milling and recoverable using cyanide leaching techniques yielding recoveries over 90% with a whole ore leach.  Recovery of molybdenum, in the form of a powellite concentrate is a more challenging recovery process because of the fine grain size of the powellite particles and intimate locking with waste materials, particularly fluorite.  The metallurgical test work on these recoveries remains ongoing.  The goal is to make a pre-concentrate with grade equal to or higher than 0.5% Mo to feed a molybdenum leach circuit.  The objective of the leach circuit would be to achieve a concentrate with molybdenum grade exceeding 50% Mo and recovery exceeding 70% Mo.  Further testing with sink/float technology is continuing to assess gravity concentration of a finely crushed ore.

Upon completing all the test work, and subject to achieving positive metallurgical results, the Company will proceed to complete a Preliminary Economic Assessment (“PEA”) during the current year.

Pozo Seco’s molybdenum mineralization is comparable in style to molybdenum-bearing mineralization that occurs in the proximal parts of several of the largest Mexican CRD systems, but is many times more extensive than the largest known occurrence in the San Martin-Sabinas skarn-CRD system in Zacatecas. Further, Pozo Seco style gold-bearing silicified limestone breccias (jasperoids) are also common in Mexican CRD systems, but again the PozoSeco gold mineralized jasperoid is substantially larger than the largest known occurrence in the Santa Eulalia CRD-skarn system in central Chihuahua.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three months ended March 31, 2011

On-going Exploration Program

As at March 31, 2011, drilling was advancing with two drill rigs dedicated to tracing mineralized structural zones that may have fed, or been fed from the Pozo Seco mineralization zone. Exploration is currently focused on locating these structures, determining their geometry and attempting to follow their geological and geochemical signatures back towards their source - a process called “vectoring.” A comparison with similar CRD systems in the region indicates that the scale of vectoring may range from a few hundred metres to several thousand metres, so a number of holes may be required to trace an individual structure.  Many of the structures suitable for vectoring are referred to as “fugitive calcite veins” containing manganese-bearing calcite and/or quartz-barite-calcite fillings carrying varying levels of gold, silver, copper, lead, zinc, and tungsten values.  “Fugitive veins” are so named because they are deposited from partially spent ore-fluids that have leaked, or “escaped” from the principal ore-deposition zone.  Their degree of mineralization and geochemistry tends to vary systematically as they diminish outwards from their source. Similar veins encountered above and around high grade manto, chimney and skarn zones in most of the world’s large CRDs have historically been used as exploration guides and followed for tens to hundreds of metres into ore bodies.

On March 25, 2011, the Company announced high-grade, silver-rich sulphide and skarn-altered intrusion intercepts from on-going exploration drilling in the northwestern part of the Cinco de Mayo property.  The first two holes into the previously undrilled “Polaris East” area have hit what appears to be the same set of sheeted sulphide replacement veins. The principal vein in Hole CM11-343 is 2.81 metres wide and grades 483 g/t (14.1 opt) silver, 0.22 g/t gold, 4.52% lead and 11.74% zinc. The same vein is seen in Hole CM11-335 and is 1.42 metres wide reporting 287 g/t (8.3 opt) silver, 0.24 g/t gold, 2.67% lead and 1.40% zinc, with the interval from 527.11 to 527.68 (0.57 metres) carrying 639 g/t (18.6 opt) silver, 0.35 g/t gold, 5.42% lead and 2.35% zinc. The intercepts are approximately 50 metres apart with mineralization in both holes consisting of a series of parallel veins ranging from 0.25 to 3.5 metres in width that occur within an overall zone 20 to 35 metres wide. Both holes cut multiple additional parallel sulphide veins and veinlets and highly altered felsite and intermediate dykes.  Perhaps just as significant, a highly skarn-altered intrusion was cut in Hole CM11-349, drilled 250 metres southwest of Holes CM11-335 and CM11-343. Hole CM11-349 entered highly altered intrusion approximately 280 metres down hole and at about 475 metres down hole the first of a series of structurally controlled multi-stage garnet-pyroxene skarn zones was intercepted. These skarns replace early granodioritic intrusive rocks and contain abundant fine-grained pyrite and arsenopyrite. These holes are the first to hit a significant intrusive body in the ongoing search for large-scale intrusive-contact mineralization that is believed to exist at Cinco de Mayo. All of the important geological signs point to Polaris area, and the Company’s immediate exploration efforts on the Cinco De Mayo property in 2011will focus in this area.

Going forward, exploration of the Polaris area will focus on determining the extent and geometry of the dioritic-granodioritic intrusion and where skarn and sulphide mineralization is best developed along its contacts. Exploration of this area is completely blind with no outcrops as guides.  Exploration targets will largely depend on geophysics and drilling results.

The Company’s budgeted exploration programs at Cinco de Mayo for 2011 are approximately $2.8 million which includes drilling, substantial geology, labour and other associated costs (see “Outlook” below).  The company incurred $1,801,643 in exploration and evaluation costs at Cinco de Mayo during the three months ended March 31, 2011 (2010: $2,475,086).

Lagartos Properties

The Company owns a combined 135,000 hectare land package along the Fresnillo Silver Trend (“FST”), a large regional structural zone that hosts the Guanajuato, Zacatecas and Fresnillo epithermal silver-gold vein districts.  The package has two major claim groups: Lagartos NW and Lagartos SE. The Lagartos SE claims surround the Zacatecas Silver District, where a series of six major vein swarms have produced over a billion ounces of silver since 1546.  Lagartos NW covers the immediate northwestern projection of the geology and structure of the Fresnillo Mining District into a broad alluvial valley punctuated by volcanic outcrops showing high-level alteration styles and mercury showings virtually identical to those that led to the Juanicipio discovery.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three months ended March 31, 2011

During the three months ended March 31, 2011, the Company spent $262,600 in exploration on the combined Lagartos properties (2010: $206,862), primarily on the Lagartos SE claims. The Company’s budgeted exploration programs for these properties in 2011 are for approximately $1.6 million, again focusing on the Lagartos SE claims.

Lagartos SE

Lagartos SE exploration has targeted the discovery of extensions to major veins in the historically prolific Zacatecas silver district. The Veta Grande (“Grand” or “Great” Vein) was the second most important vein in the district with significant ore shoots distributed intermittently along its 12 kilometre trace across the north-central part of the district.  The vein disappears under alluvium at both ends, but MAG’s late 2009 drilling appears to have found its eastern continuation under cover. Holes were targeted along the direct projection of the vein, approximately 500 metres east of its last confirmed outcrop, through roughly 100 metres of alluvium.  This discovery shows that this important and historic vein is open along strike from areas of past production, with MAG’s wholly owned property covering an additional four kilometres of possible projection to the east.  In a second discovery in the same vicinity, holes drilled in the Puerto Rico Vein, which runs parallel to the Veta Grande, have encountered high grade silver mineralization as reported by the Company in 2010.  Accompanying low base metal values indicate the vein was likely intersected at a high level. Current work is focusing on following up these significant results with an airborne geophysical survey and subsequent drilling.

Final results of the Geotech Ltd. VTEM Airborne Survey of the Veta Grande and Malanoche Veins flown in 2010 were received in February 2011 and are currently being processed and interpreted.  The geophysical surveys equipment consisted of helicopter borne VTEM (versatile time domain electromagnetic system and caesium magnetometer). A total of 1,183 line-kilometres of geophysical data were acquired during the survey. The block was flown at an azimuth of N0oE with a flight lines spacing of 100 metres. Tie lines were flown east-west with a spacing of 1,000 metres.

The information supplied to date indicates that the structures cut in drilling in 2009 can be mapped to the east by the electromagnetic and magnetic surveys, which it is hoped will facilitate drilling. MAG’s drilling has identified the eastern extensions of three significant vein sets; namely, the Veta Grande, Mala Noche and Puerto Rico veins.  Much of the area to the east is agricultural land and much of the past year has been dedicated to gaining long-term access rights for drilling.  Permits to drill several of these targets are in progress with drilling expected to begin in the second or third quarter of 2011 depending on permits and on the onset of the rainy season.

Targets have also been identified in the southwestern part of the Zacatecas District at Lagartos SW.  Several very strong vein breccia structures have been identified, mapped and sampled.  Drilling to test these structures at depths of 250 to 300 below outcrop exposures is planned for 2011.  Permitting is currently underway.

To date, approximately 44 holes have been drilled, all prior to 2010, in four principal areas within and along the projections of major vein systems in Lagartos SE around the historic Zacatecas District.

Lagartos NW

Lagartos NW property covers possible extensions of the Fresnillo district and the Juanicipio vein discoveries towards the northwest. It is host to Cerro Cacalote, an area where SWIR/ASTER satellite imagery has identified a large area 35 kilometres from Juanicipio with alteration signatures similar to those observed at Valdecañas. Narrow intercepts of gold and silver along with elevated arsenic, mercury, antimony and tin values have been recorded in the area.

No work was conducted at Lagartos NW in the 3 months ended March 31, 2011.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three months ended March 31, 2011

Mojina

The Company previously entered into an option agreement to earn a 100% interest in the Mojina Property, subject to a 2.5% net smelter returns royalty, half of which can be purchased at any time for US$1,250,000.  Under the terms of the agreement, the Company paid US$100,000 ($100,738) within 15 days of signing the agreement, and an additional $50,000 on January 31, 2011.  To earn its 100% interest, the Company is required to make additional scheduled cash payments totaling $910,000 through 2015 and incur cumulative exploration expenditures totaling US$2,500,000 over five years to 2015. To March 31, 2011, the Company had completed $527,596 in exploration costs.

On June 25, 2010, the Company acquired by concession an additional claim adjacent to the optioned properties.

The Mojina Property is located in northern Chihuahua State 5 kilometres from the town of Ricardo Flores Magon and 40 kilometres south of the Company’s Cinco de Mayo property. Mojina is easily accessed from a paved highway and unpaved roads and tracks. Mojina lies along the main strand of the Mexican CRD Belt along the same structure and in the same stratigraphic section as Cinco de Mayo. A small mine is located on the property and reports limited but high grade past production. The Mojina Mine produced an estimated 125,000 tonnes grading 80-330 g/t (2.3 - 10 opt) silver, 2-4 g/t gold and 8-10% lead from oxidized manto ores between 1954 and 1972.

Final results of the 2010 Geotech Ltd. ZTEM Airborne Survey have been received and interpretation is ongoing and pending. The geophysical surveys consisted of helicopter borne AFMAG Z-axis Tipper electromagnetic (ZTEM) system and aeromagnetics. A total of 1,283 line kilometres of geophysical data were acquired during the survey. The block was flown at an Azimuth of N60oE with a flight lines spacing of 200 metres.  The combined geophysical, geochemical and geological data support MAG’s exploration model for the project and drill permitting is in progress.  Proximity to Cinco de Mayo makes Mojina logistically straightforward and it is expected that drilling can commence during second quarter 2011.

During the three months ended March 31, 2011, the Company expended $106,312 in exploration on the Mojina Property (2010: $38,001). The Company’s budgeted exploration program for the Mojina Property in 2011 is for approximately $800,000.

Esperanza Joint Venture

In 2010, the Company entered into an option agreement with Canasil Resources Inc. (“Canasil”) to earn  a 60% interest in certain mineral claims constituting the Esperanza Property, a silver-zinc-lead project covering 17,009 hectares, located 100 km SE of the city of Durango on the border between Durango and Zacatecas States.  Pursuant to the agreement, the Company paid $50,000 upon signing the agreement, and to earn its 60% interest the Company must make additional cash payments of $450,000 in stages to September 1, 2013 and incur exploration expenditures of $5,000,000 in stages to September 1, 2014, including committed first year drilling of 1,500 metres and expenditures of CAD$750,000.  To March 31, 2011, the Company had incurred $500,646 in exploration costs, but had not yet commenced drilling on the property, partially due to lack of drilling water stemming from seasonal drought.  This should be quickly remedied once the summer rainy season begins.

Under the terms of the agreement, MAG also agreed to acquire 1,500,000 units of Canasil at $0.10 per unit for a gross cost of $150,000, which closed on August 27, 2010. Each unit consisted of one common share of Canasil and one-half of one share purchase warrant (a “Warrant”), with each full Warrant entitling MAG to purchase one Canasil common share at a price of $0.15 prior to August 27, 2011.  Subsequent to March 31, 2011, the Company exercised the 750,000 held for trading warrants of Canasil at a total cost of $112,500.

Subsequent to March 31, 2011, the Company also further subscribed to second private placement of $200,000 in Canasil, as required under the option agreement (see “Subsequent Events”).

The Esperanza property hosts quartz breccia epithermal veins with silver, lead and zinc mineralization associated with argentiferous galena, silver sulfosalts and sphalerite. There has been a history of past mining activity at Esperanza with direct shipments of reportedly high grade ore to local mills and smelters. The mine was last active in 1970, and was reportedly mined on three levels, using a main access shaft down to a depth of approximately 90 metres. There are a number of surface pits and dumps with ore left over from past mining operations around the vein and mine area.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three months ended March 31, 2011

Canasil previously drilled nine diamond drill holes on the property for a total of 1,432 metres. This program has outlined a mineralized panel with a strike length of over 150 metres and depth of 100 metres, which is open in all directions, with vein widths of up to 10.30 metres carrying high grade silver mineralization. Seven drill holes intersected the main Esperanza vein (LE) and a hanging wall vein (HW) over significant widths The weighted average grade of mineralization intersected in the Esperanza vein is 330 g/t (9.62 opt) silver, 0.93% (18.60 lbs/ton) zinc and 1.57% (31.40 lbs/ton) lead over an average width of 4.21 metres. This vein includes several intercepts with very high silver grades of up to 2,144 g/t (62.53 opt) silver over 0.75 metres.

The Esperanza Vein has been traced by mapping of the collapsed workings over a strike length of 260 metres. Significant alteration zones are observed along strike extensions of the Esperanza vein for over four kilometres on a northwest-southeast trend. Additional vein outcrops and mineralized structures are also observed to the northwest of the extended claim area at “Fatima” approximately 15 kilometres northwest of the Esperanza vein, indicating the potential for a large district scale epithermal system.

A 277 square kilometre block was flown in late 2010 using the Geotech Ltd. ZTEM Airborne Survey System consisting of a helicopter borne AFMAG Z-axis Tipper electromagnetic (ZTEM) system and aeromagnetics.  A total of 1,330 line kilometres of geophysical data were acquired during the survey. The block was flown at an Azimuth of N50E with a flight lines spacing of 200 metres.  Final results were received in February 2011 and are currently being integrated with the field results.  Reconnaissance mapping to trace connections between the known vein segments is underway as is drill permitting for targets identified through field work and the geophysical survey.

Due to security issues in the surrounding Esperanza area, field work has been temporarily curtailed and the planned 2011 drill program has been deferred to the second half of the year.

During the three months ended March 31, 2011, the Company expended $ 109,707 in exploration on the Esperanza Property (2010: Nil). The Company’s budgeted exploration program for the Esperanza Property in 2011 is approximately $1,125,000.

The Batopilas (Don Fippi) Property

The 100%-owned Batopilas project covers 4,800 hectares in the historic Batopilas Silver District in southwestern Chihuahua. Work in 2010 included mapping and sampling along a new road being built across the property by the State of Chihuahua.  Construction of the road is not yet complete and precludes MAG from moving forward in the near term.

The Company expended $17,599 (2010: $66,110) in exploration costs at Batopilas during the quarter ended March 31, 2011, and the 2011 budgeted exploration relates primarily to property maintenance costs totaling approximately $100,000.

Other Properties

The Company’s remaining properties consist of the Nuevo Mundo claims, the Guigui claim options, the San Ramone claim options and the Lorena claims.

Nuevo Mundo

The Nuevo Mundo Property abuts the eastern side of Goldcorp’s “Camino Rojo” property in northern Zacatecas State.  According to public records, Camino Rojo is reported to contain a 2.3 million ounce gold resource.  Although Camino Rojo was largely a blind discovery, it is known to have a strong and characteristic Induced Polarization signature.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three months ended March 31, 2011

The Company is seeking possible Camino Rojo analogs on the Nuevo Mundo property.  Outcrops are very sparse, so exploration needs to be guided by geophysics.  A 390 square kilometre block was flown in late 2010 using the Geotech Ltd. ZTEM Airborne Survey System. The block is located 12 kilometres west of Huertecillas, San Luis Potosi. The geophysical surveys consisted of helicopter borne AFMAG Z-axis Tipper electromagnetic (ZTEM) system and aeromagnetics. A total of 1,867 line kilometres of geophysical data were acquired during the survey. The block was flown at an Azimuth of N60oE with a flight lines spacing of 200 metres. Final results were received in February 2011 and are currently being used as the basis for planning an Induced Polarization/Resistivity (IP/Res) survey.  The IP survey is expected to be undertaken in second or third quarter of 2011, pending the acquisition of surface access permits.

The Company spent $68,062 in exploration costs at Nuevo Mundo during the quarter ended March 31, 2011 (2010: $95,402), and the 2011 budgeted exploration programs at Nuevo Mundo are approximately $835,000, largely dedicated to Induced Polarization geophysics and drilling.

Guigui

The Guigui project is a 4,500-hectare property in the Santa Eulalia Mining District, home to the world’s largest CRD camp.  Strong aerial magnetic anomalies remain to be drilled. The Company incurred $23,215 in exploration costs on Guigui during the three months ended March 31, 2011 (2010: $11,534).  The Company’s budgeted exploration program at Guigui for 2011 is approximately $80,000 which will be used primarily to maintain the property.

San Ramone

The San Ramone property lies along the north western continuation of the Las Majadas-Pajarito Hill Vein zone within the important Malanoche Vein system and is flanked to the east by contiguous claims belonging 100% to MAG. The Company has drilled four holes in San Ramone tracing results from earlier vein drilling to the east that showed a progressive northwest thickening of these veins and an increase in lead and zinc sulphide content towards San Ramone. The results show the continuation of the grade trend but thinning of the vein.  The area was included in the 2010 AEM survey and follow up work in this area will target three other veins with strong surface expressions.

The Company’s budgeted exploration programs at San Ramone for 2011 are approximately $66,000. The Company incurred $2,226 in exploration costs on the San Ramone property during the three months ended March 31, 2011 (2010: $11,534).

Lorena

The La Lorena property is located just north of the Guanajuato Silver Mining District within the Fresnillo Silver Trend and was identified from field work as a Juanicipio look-alike and staked in early 2008. No drilling or field work has been carried out in either 2010 or 2011, and the claim group was significantly reduced during 2010.  Negotiations to access the principal target area from a different direction are in currently in progress.

The Company expended $35,517 in exploration costs at La Lorena during the quarter ended March 31, 2011 (2010: $21,970), and the 2011 budgeted exploration relates primarily to holding costs and surface access acquisition totaling approximately $100,500.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three months ended March 31, 2011

Fresnillo Arbitration

In December of 2008, London Stock Exchange listed Fresnillo announced an intention to make a hostile take-over bid for all of the outstanding shares of MAG.  Fresnillo, an insider by virtue of its then ownership of 19.8% of MAG (current ownership of MAG is believed to be 17.87%), was in the unique position of also being the majority owner (56%) and operator of the joint venture company Minera Juanicipio, the remaining 44% held by the Company. In 2009, MAG made a formal application to the Ontario Securities Commission (“OSC”) to compel Fresnillo to produce critical information needed to complete the independent valuation report for the non-Fresnillo shareholders of the Company, as required by Multilateral Instrument 61-101. On June 18, 2009, in connection with this application, the OSC ordered Fresnillo to provide discovery of documents and email records that were germane to Fresnillo's repeated assertions that critical documents (concerning Fresnillo's regional development plans incorporating the Juanicipio joint venture property and other information required in connection with the independent valuation of MAG and repeatedly requested by the independent valuator) do not exist.  Within two working days of this order Fresnillo withdrew its intention to make a hostile take-over bid, eliminating the need to comply with the OSC order.

During Fresnillo’s hostile bid attempt, MAG initiated arbitration proceedings with the International Court of Arbitration of the International Chamber of Commerce (“ICC”) pursuant to the dispute resolution provisions contained in the Minera Juanicipio Shareholders Agreement.  It has always been MAG’s position that an unsolicited hostile bid by Fresnillo is prohibited by the terms of the Shareholders Agreement.  Accordingly, MAG sought a ruling as to whether or not Fresnillo may acquire or attempt to acquire control of MAG without the consent of MAG’s board in breach of the standstill provisions contained in the Shareholders Agreement.  The Company also sought relief in relation to other alleged violations by Fresnillo as operator under the Shareholders Agreement, including damages and other orders arising from Fresnillo’s alleged failure to advance development on the Juanicipio property at an appropriate pace consistent with the standards imposed by the Shareholders Agreement.

On May 5, 2011, MAG announced that it had received the favourable unanimous ruling of a three member arbitral panel of the International Court of Arbitration of the International Chamber of Commerce (“ICC”) with respect to the arbitration proceedings commenced in Mexico against its joint venture partner, Fresnillo plc (“Fresnillo”).

The ICC upheld MAG's interpretation that Fresnillo breached the standstill provision in the Shareholders Agreement and, in accordance with Mexican law, awarded MAG US$1.86 million in damages.  The damage award represents MAG's direct costs of defending Fresnillo’s improper take-under bid in late 2008 and 2009.  More importantly, by upholding the standstill provision, the ICC has confirmed that MAG and its shareholders are protected from a further lowball and opportunistic take-under bid by Fresnillo.  On May 31, 2011, MAG received payment of the US$1.86 million award from Fresnillo.

OUTLOOK

The Company continues to explore its properties in Mexico and intends to grow its independent project portfolio through successful exploration and acquisitions.  Although the Company’s working capital position remains strong, the Company continues to execute its business plan prudently.  The Company has assessed the carrying values of its mineral properties as a result of current market conditions.  Based on current and expected metals prices and cost structures, management has determined that the values of the Company’s mineral properties have not been impaired at this time. However, should current market conditions deteriorate and commodity prices decline for a prolonged period of time, an impairment of mineral properties may be required.

The Technical Committee and Board of Directors of Minera Juanicipio, comprised of representatives from both Fresnillo and the Company meet several times a year to discuss the business of Minera Juanicipio and to review and approve plans for the exploration and development of the Juanicipio property.  In January 2011, Fresnillo and MAG jointly approved an initial 2011 exploration budget based on the recommendation of Minera Juanicipio’s Technical Committee totaling US $4.5 million.  It is anticipated that this budget will be reviewed and amended accordingly, to reflect the recommendations of the final ‘Scoping Study Update, 2011’ once completed.  Drilling in 2011 will be directed to the Valdecañas Vein in order to continue to move a substantial portion of the inferred resource to an indicated resource, and work will also continue to explore along the Juanicipio Vein for a potential bonanza zone and delineation of an emerging ore shoot on the east end of the vein. Exploration will also focus on new areas in the search for other deeply buried veins on the Juanicipio property.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three months ended March 31, 2011

MAG has approved a preliminary 2011exploration budget totaling $10.0 million. Of this amount $2.3 million is allotted for the Company’s 44% share of Minera Juanicipio’s US$4.5 million 2011 exploration budget plus other costs related to our direct oversight of the field and drilling program at Juanicipio. The remaining $7.7 million exploration budget is earmarked for MAG’s 100% owned properties including amongst others Cinco de Mayo/Pozo Seco ($2.8 million) and the Lagartos properties ($1.6 million), and for the Company’s two optioned properties, Esperanza and Mojina ($1.9 million combined).  In addition, the Company expects to approve further expenditures during the year as they arise for various surface right purchases and for the possible initiation of an underground development at Juanicipio.

OUTSTANDING SHARE DATA

The Company’s authorized capital consists of an unlimited number of common shares without par value.  As at June 13, 2011, the following common shares and stock options were outstanding:

	Number of	Exercise	Remaining
	Shares	Price ($)	Life (mos/years)
Capital Stock	55,419,886
Stock Options	3,709,934	$2.46 - $14.70	3 mos to 5 years
Diluted	59,129,820

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2011 the Company had 55,345,887 common shares issued and outstanding (2010: 49,888,042).

As at March 31, 2011, the Company had working capital of $37,688,517 (compared to $24,218,741 at March 31, 2010), including cash on hand of $35,456,632 (compared to $24,251,678 at March 31, 2010).  Accounts receivable at March 31, 2011 totaled $2,332,080 (2010: $2,069,616) and was comprised primarily of value added taxes repayable to the Company by the Government of Mexico. Current liabilities at March 31, 2011 amounted to $1,549,528 (2010: $2,338,710) and are attributable primarily to accrued legal and exploration (drilling) expenses.

The Company’s reserves of cash originate from financings.  The increase in cash over the prior period is a result of a completed bought deal financing that closed in the prior year on May 18, 2010 for net proceeds of $33,148,722.  With respect to that financing, the Company’s intended use of the proceeds, as outlined in the public offering document, has been adhered to in all material respects.

During the quarter ended March 31, 2011, 184,273 stock options were exercised for cash proceeds of $568,207 (2010: 571,473 for cash proceeds of $878,911).  In the three months ended March 31, 2011 and 2010 there were no shares issued for mineral properties. The primary use of cash during the period was for exploration and evaluation expenditures totaling $2,003,640 (2010: $1,659,888).  The Company also spent on its own account and through advances to Minera Juanicipio $155,887 (2010: $484,706) on the Juanicipio property in the quarter ended March 31, 2011.  The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo.

The Company’s primary source of capital has been from the sale of equity.  The Company currently has sufficient working capital to maintain all of its properties and planned programs for a period in excess of the next year.  The Company also expects to have sufficient working capital to fund its 44% share of initial costs for possible underground development and other accelerated engineering and development programs on the Juanicipio project should they occur within the next year.  In management’s opinion, the Company is able to meet its ongoing current obligations as they become due. Based on exploration results, the Company will select only certain properties to complete option and purchase arrangements on. However, the Company will likely require additional capital in the future to meet its project related expenditures, as it is unlikely that the Company will generate sufficient operating cash flow to meet all of its future expenditure requirements. Future liquidity will depend upon the Company’s ability to arrange additional debt or equity financing, as the Company relies on equity financings to fund its exploration and corporate activities. While the Company has been successful in securing financings in the past, given the Company has incurred losses from inception and does not have any operating cash flow, there can be no assurance that additional capital or financing will be available if needed or that, if available, the terms of such financings will be favourable to the Company.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three months ended March 31, 2011

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in United States (“US”) dollars or Mexican Pesos. The Company also has cash and certain liabilities denominated in US dollars and Mexican Pesos.  As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates.

Contractual Obligations

The following table discloses the contractual obligations of the Company for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment, as of the date of this MD&A:

Option Payments and Exploration Expenditures – US Dollars	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years

San Ramone Property Option (1)	$3,461,000	$461,000	$2,250,000	$750,000	$ Nil
Mojina Property Option (2)	2,122,958	-	1,122,958	1,000,000	Nil
Cinco De Mayo (3)	180,000	10,000	40,000	130,000	Nil
Total US Dollar Obligations	$5,763,958	$471,000	$3,412,958	$1,880,000	$ Nil
US dollar obligations converted to Canadian dollars	$5,588,734	$456,682	$3,309,204	$1,822,848	$ Nil
Option Payments and Exploration Expenditures – Canadian Dollars

Mojina Property Option (2)	910,000	100,000	350,000	460,000	Nil
Esperanza Property (4)	5,031,271	431,271	2,850,000	1,750,000	Nil
Office Lease	594,478	156,209	277,713	160,556	Nil
Total Obligations ($Canadian)	$12,124,483	$1,144,162	$6,786,917	$4,193,404	Nil
(1)	The San Ramone Property option consists of US$2,711,000 in further exploration commitments and US$750,000 in a single property option payment in 2014.

(2)	Mojina Property option consists of US$2,122,958 in further exploration commitments and $910,000 in property option payments.

(3)	Cinco De Mayo property option payments of US$180,000 on auxiliary claims acquired in 2010.

(4)	Esperanza Property option consists of $4,581,271 in further exploration commitments and $450,000 in property option payments.

Other contractual obligations include a 2.5% net smelter returns royalty under the terms of an agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property, and a 2.5% net smelter returns royalty under the terms an agreement dated March 30, 2010, whereby the Company entered into an option agreement to earn a 100% interest in the Mojina Property.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three months ended March 31, 2011

The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo. The scale and scope of the Juanicipio project could require development capital in the years ahead exceeding the Company’s on hand cash resources.  It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly the Company may need to raise additional capital by issuance of equity in the future.

Other Items

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time other than the arbitration referred to above under the heading “Fresnillo Arbitration”.

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

ADDITIONAL DISCLOSURE

Trend Information

Other than the Company’s obligations under its property option agreements and the Minera Juanicipio joint venture (see “Contractual Obligations” above), there are no demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The nature of the Company’s business is demanding of capital for property acquisition costs, exploration commitments and holding costs. The Company’s liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon (see “Liquidity and Capital Resources” above).

RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s Annual Information Form (“AIF”) available on SEDAR at www.sedar.com and www.sec.gov .

The volatile global economic environment has created market uncertainty since mid-year 2008.  The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully.  These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general.  The Company will consider its business plans and options carefully going forward.

Included in the IVA receivable at March 31, 2011 is $150,284 from 2007, $736,055 from 2008, and $115,805 from 2009 due from the Mexican government. Although recoveries to date have been slow and intermittent, the Company has discussed its outstanding IVA receivables with the Mexican authorities and there is no reason to believe these amounts will not be recovered.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three months ended March 31, 2011

Related Party Transactions

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”).  As of January 2006, these companies have a common director with the Company.  During the quarter ended March 31, 2011, the Company accrued or paid Cascabel and IMDEX consulting, administration and travel fees totaling $102,829 (March 31, 2010 - $55,300) and exploration costs totaling $579,268 (March 31, 2010 - $609,905) under the Field Services Agreement.

These transactions were incurred in the normal course of business and are measured at the exchange amount which was the consideration established and agreed to by the noted parties. Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipts of invoices.

The immediate parent and ultimate controlling party of the Company is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:
			MAG' effective interest
Name	Country of Incorporation	Principal Activity	2011 (%)	2010 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.(1)	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.(1)	Mexico	Exploration	100%	100%

(1) Incorporated in September 2010.

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Compensation of Key Management Personnel

	Three months ended March 31,

	2011	2010
Short term employee benefits	$ 186,150	$ 89,327
Share based payments	-	900,764
	$ 186,150	$ 990,091

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer, the Chief Financial Officer and the Vice President of Operations.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified (i) mineral property acquisition and exploration deferred costs (ii) provision for reclamation and closure, (iii) future income tax provision and (iv) share based payments as the main estimates for the following discussion.  Please refer to Note 2 of the Company’s unaudited condensed interim consolidated financial statements for a description of all of the significant accounting policies.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three months ended March 31, 2011

Under IFRS, the Company defers all costs relating to the acquisition and exploration of its mineral properties (“exploration and evaluation” assets). Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews when events or changes in circumstances indicate the carrying values of its properties to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value. IFRS also allows the reversal of impairments if conditions that gave rise to those impairments no longer exist.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property do create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The deferred income tax provision is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those deferred tax assets that it believes will be probable, that sufficient future taxable profit will not be available to recover those assets.

Under IFRS 2 - Share-based Payments, stock options are accounted for by the fair value method of accounting.  Under this method, the Company is required to recognize a charge to the statement of loss based on an option-pricing model based on certain assumptions.

CHANGES IN ACCOUNTING POLICIES - CONVERGENCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements for the three months ended March 31, 2011 have been prepared on the basis of IFRS, mandatory for financial years beginning on or after January 1, 2011. Comparative figures in the financial statements and notes have been restated to consistently apply IFRS.  The accounting policies have been applied consistently by the Company and its subsidiaries, and are outlined in Note 2 of the unaudited condensed consolidated financial statements for the three months ended March 31, 2011.  Detailed disclosures of the effects of transition to IFRS from Canadian GAAP can be found in Note 15 of the unaudited condensed consolidated financial statements for the three months ended March 31, 2011.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three months ended March 31, 2011

General information about the IFRS transition impact:

In presenting the IFRS financial statements for the quarter ended March 31, 2011, users of the financial statements will notice a change in the following areas:

•	Various items and/or transactions have different names under IFRS than under Canadian GAAP, but remain essentially the same in form and substance:

Formerly called under Canadian GAAP:	Now titled under IFRS:
Balance Sheet	Statement of Financial Position
Investment in Minera Juanicipio S.A. de C.V.	Investment in Associate
Mineral Rights and Deferred Exploration Costs	Exploration and evaluation assets
Contributed surplus	Share option reserve
Stock compensation expense	Share based payments

•	The Company will no longer report in the notes to the financial statements, the differences between Canadian and United States generally accepted accounting principles; and,

•
Certain balances and transactions have been calculated differently under IFRS, which impacted the financial statements (see below and Note 15 of the unaudited condensed consolidated financial statements for the three months ended March 31, 2011).

Comparison of IFRS to Canadian GAAP – Key Differences for the Company

The following are the key differences between the accounting policies that the Company has applied in preparing its first consolidated IFRS financial statements and the accounting policies previously applied in accordance with Canadian GAAP.

1)  Functional currencies and foreign currency translations

Under Canadian GAAP, the Company and all of its wholly owned subsidiaries operated with the Canadian dollar as their functional currency, with the Mexican subsidiaries considered as ‘integrated’ subsidiaries and translated accordingly using the temporal method of translation, with foreign exchange gains losses impacting the Statement of Operations. The Mexican subsidiaries were considered to have a Canadian functional currency because of their reliance on the parent company to finance their operations and provide key decision making.

Also under Canadian GAAP, the Company had concluded that the functional currency of Minera Juanicipio (its 44% owned ‘investment in associate’) was the Mexican peso as expenditures in Minera Juanicipio were principally being incurred in pesos and funded by advances from the venturers which were denominated in pesos. MAG translated its net investment in Minera Juanicipio using the current rate method from Peso to Canadian dollars, with translation gains and losses recorded in other comprehensive loss.

IAS 21, “The effects of changes in foreign exchange rates” requires that the functional currency of each entity in a consolidated group be determined separately based on the currency of the primary economic environment in which the entity operates. A list of primary and secondary indicators is used under IFRS in this determination, and these differ in content and emphasis to a certain degree from those factors used under Canadian GAAP.  IAS 21 sets out a more specific approach to determining the functional currencies of a reporting entity and its subsidiaries, and prioritizes influencing factors. Under Canadian GAAP, no factor is identified as having any greater relative importance.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three months ended March 31, 2011

Under IFRS, management has concluded that the functional currency of each of the three Mexican subsidiaries, and of Minera Juanicipio is the US dollar (“$US”). This determination was based on the fact that the $US is the influencing factor in the primary indicators used in the IFRS evaluation, and that the weight given to the currency of financing under Canadian GAAP is diminished under the IFRS analysis.

As a result, the Mexican subsidiaries and the investment in Minera Juanicipio have a different functional currency than the Company’s reporting and presentation currency of the Canadian dollar (the Company has retained the Canadian dollar as its reporting and presentation currency). Rather than being translated to the Canadian dollar using the temporal method of translation, these subsidiaries and investment have been retrospectively translated and presented in the Canadian dollar using a translation methodology that parallels the current rate method, with foreign exchange differences going through a ‘Cumulative Translation Adjustment’ within shareholders’ equity.

For the Company’s opening balance sheet, the impact of the different foreign currency translation methodology, has impacted the valuation of both the exploration and evaluation assets and the investment in associate (see Note 15 of the unaudited condensed consolidated financial statements).  As these balances are now accumulated based on the $US, looking forward to future reporting periods, users should expect these balances to fluctuate with fluctuations in the $US/Canadian dollar exchange rate.

2) Share-based payments (formerly ‘stock-based compensation’)

The guidance provided by IFRS 2, “Share Based Payments”, is largely consistent with Canadian GAAP, and requires estimates of the fair value of stock options to be made at the date of the grant and recognition of the related expense in income as the options vest. The use of the Black- Scholes model is an acceptable method to estimate the fair value of the options at the date of grant, and is consistent with the Company’s current practice. For share options that vest in installments, IFRS 2 requires the use of the attribution method, which requires that the Company treat each installment as a separate share option grant with a different fair value. Unlike Canadian GAAP, IFRS 2 does not include the straight line method as an alternative to the attribution method for awards with a service condition and graded-vesting features. The Company will need to account for its awards using the attribution method. Previously under GAAP, the Company recorded forfeitures as they occurred, but upon transition to IFRS, the Company now makes an estimate of the forfeiture rates for use in the determination of the total share based payment expense.

Because the Company had no unvested options outstanding as at the date of transition, there were no adjustments to its opening balance sheet under IFRS at January 1, 2010 related to share based payments.  The changes in valuation of the stock based awards and timing differences for the recognition of compensation expenses related to options granted in the year ended December 31, 2010, did not result in any significant differences from calculations under GAAP.

3) Provisions related to the initial adoption of IFRS under IFRS 1 (First Time Adoption of IFRS)

IFRS 1 guidance is mandatory for all first-time adopters of IFRS, including the Company, and there is no Canadian GAAP equivalent.  It provides the framework for the first-time adoption of IFRS and specifies that an entity shall apply the principles under IFRS retrospectively, meaning the opening statement of financial position as at the date of transition and the opening numbers of IFRS will be determined on the premise that IFRS had always been applied. Certain optional exemptions and mandatory exceptions to retrospective application are provided under IFRS. For the Company the material exemptions relate primarily to cumulative translation differences (IAS 21), share-based payment transactions (IFRS 2), and estimates as at the date of transition.

Cumulative translation adjustments (“CTA”)

Under the IFRS 1 transition rules, the Company took an exemption to make the CTA balance nil as of the transition date, which resulted in $2,722,291 being transferred to the deficit as of January 1, 2010.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three months ended March 31, 2011

Share-based payments (stock options and stock-based compensation)

The Company utilized the exemption provision under IFRS 1, First Time Adoption, which allowed the prospective application of IFRS 2 for options granted on or after November 7, 2002, or for grants after November 7, 2002, that vested before the later of: i). the date of transition to IFRS; and ii). January 1, 2005.

Estimates

Estimates used in preparing the Company’s opening consolidated IFRS balance sheet as at January 1, 2010 and restating its 2010 comparative periods under IFRS were consistent with estimates previously made for the same date under Canadian GAAP.

Other

IFRS 1 allows for certain other optional exemptions, but such exemptions were either insignificant or not applicable to the Company upon its transition to IFRS.

The above key differences are based on IFRS standards effective as at the date of this document. The governing bodies continue to amend and add to current IFRS, with several projects underway. The Company will continually monitor actual and anticipated changes to IFRS and related rules and regulations and will assess the impact of these changes on the Company and its financial statements, including expected dates of when such impacts are effective.

Comparison of IFRS to Canadian GAAP – Other Considerations

In addition to the impacts of key differences between the Company’s accounting policies under IFRS and those under Canadian GAAP as noted above, the Company transition to IFRS also reflects the following:

Accounting for exploration and evaluation assets (previously ‘deferred exploration costs and mineral rights’)

IFRS 6 “exploration for and evaluation of mineral resources,” prescribes the financial reporting for the exploration for and evaluation of mineral resources.  IFRS 6 does not require or prohibit any specific accounting policies for the recognition and measurement of exploration and evaluation assets.  Under IFRS 6, an entity is permitted to continue to use its existing accounting policies provided that they result in information that is relevant to the economic decision making needs of users and that is reliable. The Company has elected to continue to use its existing accounting policy for exploration and evaluation assets (previously ‘deferred exploration costs and mineral rights’).

Impairments

In conjunction with IFRS 6, under International Accounting Standard (IAS) 36, “Impairment of Assets,” the Company will be required to assess at the end of each reporting period whether there is any indication that the asset may be impaired. IFRS also allows the reversal of impairments if conditions that gave rise to those impairments no longer exist. Canadian GAAP prohibits reversal of impairment losses. Looking forward to future reporting periods, it is therefore expected, that there will be increased volatility in impairment recognition due to increase in frequency of assessment and possibility of reversal of impairments.

IFRS - Other

IFRS had no significant impact on the Company’s accounting processes and internal controls (including information technology and data systems), or on its risk management and other business activities. Currently, there are no matters that would be influenced by GAAP measures, such as debt covenants, capital requirements and compensation arrangements that would be impacted by the transition to IFRS.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three months ended March 31, 2011

RECENT ACCOUNTIG PRONOUNCEMENTS

The Company has not applied the following new and revised IFRS that have been issued but are not yet effective at June 10, 2011:

IFRS 7, Financial Instruments: Disclosure introduces enhanced disclosure around transfer of financial assets and associated risks, and is effective July 1, 2011, with early application permitted.

The Company will be required to adopt IFRS 9 Financial Instruments, which replaces the current standard, IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value, and is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements.  IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation—Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 12 Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“National Instrument 52-109”) is recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company.  The consolidated Company operates in both Canada and Mexico and work is ongoing to improve and modernize these controls and to ensure that they remain consistently applied in both jurisdictions.  The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure control procedures as of December 31, 2010 through inquiry, review, and testing, as well as by drawing upon their own relevant experience.  The Company retained an independent third party specialist in each of the past three years to assist in the assessment of its disclosure control procedures.  The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure control procedures are effective as at December 31, 2010. There were no material changes in the design and operation of disclosure controls and procedures during the first quarter of 2011.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three months ended March 31, 2011

The Company also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with Canadian GAAP.  The Company retains an independent third party specialist annually to assist in the assessment of its internal control procedures.  The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 and have concluded that the Company’s internal control over financial reporting is effective.  There have been no changes in internal control over financial reporting during the period ended March 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

SUBSEQUENT EVENT INFORMATION

Subsequent to March 31, 2011, the Company:

a)	Issued 73,999 common shares pursuant to the exercise of stock options between $2.00 and $6.32 per share for aggregate proceeds of $237,449.

b)
Upon the closing of a private placement previously subscribed to, received 500,000 units of Canasil, at a price of $0.40 per unit and paid total consideration of $200,000, fulfilling its obligation under the Esparanza Option agreement (Note 7d) to further subscribe in a private placement of $200,000 in Canasil shares prior to August 27, 2011.  The units are comprised of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share of Canasil at a price of $0.60 within one year of closing.  If, beginning six months following the closing of the private placement, the closing price of Canasil’s shares equals or exceeds $1.40 per share for a period of ten consecutive trading days, Canasil will have the right to accelerate the expiry date of the Warrants with at least 30 days written notice to MAG.

c)	Exercised 750,000 held for trading warrants of Canasil at a total cost of $112,500.

d)
Received a favourable unanimous ruling of a three member arbitral panel of the International Court of Arbitration of the International Chamber of Commerce (“ICC”) with respect to the arbitration proceedings commenced in Mexico against its joint venture partner, Fresnillo.  The ICC upheld MAG's interpretation that Fresnillo breached the standstill provision in the Shareholders Agreement and, in accordance with Mexican law, awarded MAG US$1.86 million in damages.  The damage award represents MAG's direct costs of defending Fresnillo’s improper take-under bid in late 2008 and 2009.  More importantly, by upholding the standstill provision, the ICC has confirmed that MAG and its shareholders are protected from a further lowball and opportunistic take-under bid by Fresnillo.  On May 31, 2011, the Company received payment of the US$1.86 million award from Fresnillo.